*Exhibit 99.2*



molex

one company › a world of innovation

# FY07 Q1 Conference Call

**October 19, 2006**

# Forward-Looking Statement

Statements in this conference call that are not historical are forward-looking and are subject to various risks and uncertainties that could cause actual results to vary materially from those stated. Forward-looking statements are based on currently available information and include, among others, the discussion under "Integration of Woodhead Acquisition" and "2007 Second Fiscal Quarter and Full Fiscal Year Outlook" as well as statements regarding future growth expectations. These risks and uncertainties include those associated with the operation of our business, including the risk that customer demand will decrease either temporarily or permanently, whether due to the Company's actions or the demand for the Company's products, and that the Company may not be able to respond through cost reductions in a timely and effective manner; price cutting, new product introductions and other actions by our competitors; fluctuations in the costs of raw materials that the Company is not able to pass through to customers because of existing contracts or market factors; the challenges attendant to plant closings and restructurings, including the difficulty of predicting plant closing and relocation costs, the difficulty of commencing or increasing production at existing facilities, and the reactions of customers, governmental units, employees and other groups; the risks associated with the integration of the Woodhead acquisition; the challenges attendant to plant construction; and the ability to realize cost savings from restructuring activities, as well as difficulty implementing the transition to a Market-Focused Global Organization. Other risks and uncertainties are set forth in Molex's documents filed with the Securities and Exchange Commission, including its Form 10-K for the year ended June 30, 2006. Molex disclaims any obligation to revise these forward-looking statements or to provide any updates regarding information contained in this release resulting from new information, future events or otherwise.





# FY07 Q1 Highlights

- Organic revenue growth at 20%

- SGA reduced to 20% of sales

- Earnings per share were $0.41 – YOY up 64.0%

- ROIC improved sequentially by 180 basis points to 12.1%





# Financial Summary

*(US$ in millions, except per-share data)*

|  | September Quarter |
|---|---|
| Net Sales | $829.5 |
| Currency Translation | $10.6 |
| Local Increase | 24.1% |
| Gross Profit | 32.5% |
| SG&A % | 20.0% |
| Equity Income | $1.9 |
| Interest Income | $2.1 |
| Other Income (loss) | --- |
| Pretax Return | 13.0% |
| Effective Tax Rate | 28.5% |
| Net Income | $76.8 |
| % of Sales | 9.3% |
| E.P.S. | $0.41 |
| Average Shares Outstanding | 185,992 |



**molex**

# Backlog



*(US$ in millions)*

| | |
|---|---|
| September 2006 | $450.9 |
| September 2005 | $288.0 |
| Increase | 56.6% |
| At September 2005 Rates | $442.6 |
| Increase | 53.7% |
| June 2006 | $370.0 |





# Stock Buy Back

## (US$ in millions)

| | Shares | Amount |
|---|---|---|
| **September Quarter** | | |
| **MOLX** | | |
| **MOLXA** | 162,500 | |
| | 162,500 | $ 5.0 |
| | | |
| **Authorization Ending December 31, 2006** | | $250.0 |
| | | |
| **Amount Remaining** | | $ 45.1 |



# Revenue Trend

**(US$ in millions)**



# Industry Revenue Growth - YOY

|  | Sept Quarter | W/O Woodhead |
|---|---|---|
| Consumer | 28% | |
| Telecom | 22% | |
| Data | 16% | |
| Auto | 10% | |
| Industrial | 94% | 34% |
| | | |
| Total | 26% | 21% |



• Note:  best estimate containing certain management allocations



Page 9

# Bookings

*(US$ in millions)*







# EBITDA Reconciliation*

## (US$ in millions)

|  | Sept 30, 2006 | June 30, 2006 |
|---|---|---|
| Net Income | $ 76.8 | $ 70.3 |
| Interest Income, Net | $ (2.1) | $ (2.3) |
| Income Taxes | $ 30.6 | $ 25.7 |
| Depreciation and Amortization Expense | $ 58.1 | $ 54.2 |
| EBITDA | $163.4 | $147.9 |
| Percent of Revenue | 19.7% | 18.9% |

"EBITDA is a non-GAAP financial measure and represents earnings before interest, taxes, depreciation and amortization."

**molex**

# Balance Sheet and Operating Metrics

*(US$ in millions)*

|  | Sept 30, 2006 | June 30, 2006 |
|---|---|---|
| Cash | $351.9 | $485.5 |
| Accounts Receivable | $731.7 | $660.7 |
| Inventory | $408.2 | $347.3 |
| Receivable Days Outstanding | 73 days | 70 days |
| Inventory Days Outstanding | 70 days | 67 days |
| Total Debt | $178.6 | $8.7 |
| Capital Expenditures | $75.6 | $82.9 |
| Research & Development | $40.7 | $35.7 |



# Gross Margin Trend


32.4%
32.7%
33.7%
33.0%
32.5%
Q1 06
Q2 06
Q3 06
Q4 06
Q1 07

molex





# SG&A Expense Trends

## (% of revenue)



# Return on Invested Capital





Net Income
Total Assets – Current Liabilities

| Q1 06 | Q2 06 | Q3 06 | Q4 06 | Q1 07 |
|-------|-------|-------|-------|-------|
| 8.2% | 9.3% | 9.8% | 10.3% | 12.1% |





# Other Items

- **Acquisition of Woodhead Industries**





# Outlook

## Second Fiscal Quarter

| Sales | $830 to $850 million |
|---|---|
| mid-range increase | 21% |
| Earnings Per Share | $0.39 to $0.43 |
| mid-range increase | 32% |

## Fiscal 2007

| Sales | $3.2 to $3.5 million |
|---|---|
| mid-range increase | 17% |
| Earnings Per Share | $1.63 to $1.73 |
| mid-range increase | 33% |



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